THE PERKIN-ELMER CORPORATION

COMPUTATION OF NET INCOME PER SHARE
(Amounts in thousands, except per share amounts)


                                           Three months ended September 30,

                                                 1994           1993
Weighted average number of common shares        42,687         43,886

Common stock equivalents - stock options           482            865

Weighted average number of
common shares used in calculating
primary net income per share                    43,169         44,751

Additional dilutive stock options
under paragraph #42 APB #15                        121

Shares used in calculating fully
diluted net income per share                    43,290         44,751

Calculation of primary and fully
diluted net income per share:

PRIMARY  AND FULLY DILUTED:

Income from continuing operations               14,944 $       13,563

Loss from discontinued operations                             (12,465)

Net income used in the calculations of
primary and fully diluted net income per share  14,944          1,098

PRIMARY per share amounts:

Income from continuing operations                 0.35           0.30

Loss from discontinued operations                               (0.28)


Net income                                        0.35           0.02

FULLY DILUTED per share amounts:

Income from continuing operations                 0.35           0.30

Loss from discontinued operations                               (0.28)


Net income                                        0.35 $         0.02


                                   EXHIBIT 11